

November 21, 2023

Steven Wang
Chief Financial Officer
Hollysys Automation Technologies, Ltd.
No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing , P. R. China 100176

  Re: Hollysys Automation Technologies, Ltd.
    Form 20-F for the year ended June 30, 2023
    File No. 1-33602

Dear Steven Wang:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 20-F for the year ended June 30, 2023

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 115

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a), as filed in Exhibit 15.2. Please supplementally describe any additional materials that were reviewed as the basis for your submission under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing